TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-5139
December 2, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation, Interim Period ended September 30, 2003 (Consolidated);

2. Results of Operation, Interim and the Second Quarter, Fiscal Year ended March 31, 2004 (Consolidated); and

3. Results of Operation, Interim Period ended September 30, 2003 (Non-Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

File No.82-5139

<Translation>

03 DEC -5 AM 7:21

JASDAQ

Results of Operation, Interim Period ended September 30, 2003 (Consolidated)

November 20, 2003

Cybird Co., Ltd.
Registered issues
Security Code: 4823, JASDAQ
Head office: Tokyo
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Senior Vice President
Tel: +81-3-5785-6110
Date of Approval by Board of Directors: November 20 , 2003
Adoption of US GAAP: Not Applicable

1. Consolidated Results, Interim Period ended September, 2003 (from April 1, 2003 to September 30, 2003)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2003	4,977 (16.1)	29 (-)	27 (-)
Interim ended September 30, 2002	4,288 (40.6)	572 (230.9)	570 (370.3)
Year ended March, 2003	9,271	1,324	1,316

	Net Income	Net Income per Share	Net Income per Share (Fully Diluted)
	Millions of yen (%)	Yen	Yen
Interim ended September 30, 2003	-60 (-)	(950.32)	-
Interim ended September 30, 2002	660 (200.9)	21,093.85	20,722.39
Year ended March, 2003	1,073	17,030.69	16,822.85

Note 1. Investment Profit (Loss) on Equity Method — Interim ended September 30, 2003: -3 million yen; Interim ended September 30, 2002: -2 million yen; FY ended March 31, 2003: -2 million yen

2. Average Number of Shares Issued — Interim period September 30, 2003: 63,584 shares; Interim period September 30, 2002: 31,301 shares; FY ended March 31, 2003: 63,004 shares

3. Change of Accounting Method — Not Applicable

4. "%" shows increase / decrease of each item, compared with previous interim.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2003	6,819	5,164	75.7	81,154.11
September 30, 2002	6,119	4,752	77.7	150,194.57
Year ended March, 2003	7,113	5,204	73.1	81,939.46

Note: Number of shares Issued as of the end of fiscal year — Interim ended September 30, 2003: 63,639 shares; Interim ended September 30, 2002: 31,640 shares; FY ended March 31, 2003: 63,519 shares

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of Interim (fiscal year)
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended September 30, 2003	(319)	(697)	28	1,726
Interim ended September 30, 2002	505	(266)	295	2,597
Year ended March, 2003	1,240	(886)	298	2,713

<Translation>

(4) Basis of Consolidation / Equity Method

Number of consolidated companies	3
Number of non-consolidated companies to which equity method is applied	-
Number of companies to which equity method is applied	1

(5) Change in the Scope of Consolidation

Number of consolidated companies	Added: 1	Excluded: -
Number of companies, to which equity method is applied	Added: -	Excluded: -

2. Earnings Forecasts for Fiscal Year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Year ending March 31, 2004	10,500	400	150

(Reference) Net Income per Share (Year ending March 31, 2004) 2,357.05 yen

The above-mentioned earnings forecasts for FY ended March, 2004 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

03 DEC -5 AM 7:21

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/investor/index.html

November 20, 2003

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Senior Vice President
Tel: 81-3-5785-6110

Results of Operation, Interim and the Second Quarter,

Fiscal Year ended March 31, 2004 (Consolidated)

1. <u>Business Overview</u>

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd., three consolidated subsidiaries (K Laboratory Co., Ltd., DMOVE Co., Ltd. and GiGAFLOPS Japan Inc.) and an affiliate accounted for by the equity method (Cybird Korea Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) International Business and (4) Technology-Related Business.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones (including PHS) via four major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses and marketing solution services for the planning, development, and operation of mobile Internet sites, including customer support and other services. In compensation for these services, we receive consulting fees, planning/development/operating fees, and customer support fees and a share of revenue. We also conduct a mobile phone-based e-commerce business.

(3) International Business

We conduct Mobile Content, Marketing Solution and Technology-Related businesses abroad. Considering the business environments and risks in each particular country, we are now focusing on providing, solution and content services to wireless network operators as our international revenue source.

(4) Technology-Related Business

K Laboratory Co., Ltd., a consolidated subsidiary of CYBIRD, researches and develops client-oriented software platforms and solutions for mobile phones. We also launched the software license business that uses the security technology as the base, based on the technology acquired through the development and operation of Java™and BREW™application for mobile.

1-2 Relations with Subsidiaries and Affiliate

CYBIRD develops content services utilizing applications developed by its subsidiary K Laboratory Co., Ltd. In addition, we are seeking cooperation with K Laboratory in working together: CYBIRD is responsible for the server side and overall controlling while K Laboratory is responsible for developing client applications.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

In April 2003, CYBIRD acquired GiGAFLOPS Japan Inc. and converted it to a wholly owned subsidiary. In collaboration with GiGAFLOPS, we are aiming to increase the number of content subscribers, through the use of GiGAFLOPS's application search services.

Cybird Korea Co., Ltd., which is accounted for by the equity method, develops software application utilizing Korea's competitive labor costs and does business in Korea that CYBIRD is doing in Japan.

CYBIRD Group Business Chart



Consumers
Free/Chargeable Information Service
Subscription Fee After Deduction of Collection fee
Merchandise/Service
Payment
Application registration Searching service
Wireless Network Operators
Client Companies
Subscription Fee
Payment
Application Licensing, Development & Consulting
Payment
Motion Picture Production
Payment
Marketing Solution etc.
Application Development, Consulting & Advertisement
Payment
Payment
Free/Chargeable Information Service
Subsidiary
K Laboratory Co., Ltd.
Subsidiary
DMOVE Co., Ltd.
Subsidiary
GiGAFLOPS Japan Inc.
Application Licensing & Development & Consulting
Payment
Motion Picture Production
Payment
CYBIRD Co., Ltd.
Content Information
Information Providing Fee
Application Development
Development Fee
Affiliate accounted for by the equity method
Cybird Korea Co., Ltd
Information/Service/ Merchandise
Payment/Fee
Information Providers

1-3 CYBIRD's Consolidated Companies (As of September 30, 2003)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥50 mil.	1,000	52.50
K Laboratory Co., Ltd.	Minato-ku, Tokyo	August, 2000	Information Technology	¥308 mil.	6,170	74.02
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
Cybird Korea Co., Ltd.	Seoul, Korea	August, 2000	Information Technology	1,200 mil.Won	240,000	29.17

2. Business Policies

2-1 Business Principles/Missions

Our basic business principles are to maximize shareholders' value and to create new values through the mobile Internet. In other words, we work to make people's lives fuller and more convenient as the "Best Partner for the Mobile Internet". Our business is driven by the four policies shown below.

(1) Selectivity and Focus on Strategic Business Fields

(2) Adaptation to Change in the Business Environment

(3) Emphasis on Profitability, Sustainability and Expandability

(4) Maximization of Synergies with Subsidiaries and Affiliates

2-2 Dividends Policy

We recognize returning profits to our shareholders to be a top priority management issue. Our basic dividend policy is to consider business performance and financial position and the need to expand internal reserves for future business development in determining dividends.

2-3 Stock Unit Adjustment Policy

We carefully consider stock splits, taking into account for the stock prices, their supply and demand, and other factors.

2-4 Mid to Long-term Business Policy

(1) Focused Investment on Media Strategy Business

We began a Media Strategy Business during the interim period with the goal of combining the functions of mobile phones with other media.

As a special area of emphasis, we have positioned our "OnePush" service, a communication tool for digital terrestrial broadcasting, as a strategic product and are promoting its use in adding value to TV commercials, expanding the mobile phone content market by linking to TV programming, and developing mobile commerce TV shopping is made to apply to.

(2) Expanding Business Opportunities of Existing Businesses

1. Mobile Content Business

In response to the intensified competition, we are aiming to maintain and expand our market share by introducing new content with strong brand power. At the same time, we are making a fundamental review of our cost structure to improve profitability.

2. Marketing Solution Business

Along with the growing market penetration of mobile phones, importance of one-to-one marketing utilizing mobile Internet increasingly attracts attention from many companies. Consequently, we are continuing our emphasis on developing and offering services that support corporate marketing activities. In our E-commerce Business, we are aiming to quickly build a profitable base by concentrating our efforts on developing appealing merchandise and effective business tie-ups with other companies.

3. International Business

Our international business activities focus on supplying resources for the distribution of content services for mobile phones. In addition, we are aiming to quickly establish a profitable base by concentrating on regions where we see potential growth in demand to increase the efficiency of our sales efforts.

4. Technology-Related and New Business Domains

We supply customers with leading-edge applications through our subsidiary K Laboratory. In conjunction with our R&D unit, the Strategic Technology Planning Department, we are also pursuing R&D of the ubiquitous computing environment that is not necessarily limited to mobile phones. Specifically, we

are researching compatibility with IC cards, RFID tag, Bluetooth™ protocol, and wireless LANs as well as interactive content for terrestrial digital broadcasting. Furthermore, we are formulating specifications for Internet applications of car navigation systems as a regular member of the InternetITS Consortium.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have implemented a corporate officer system, appointed outside directors and auditors, and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

1) Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises eight directors including one outside director. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising the heads of the business divisions and directors such as corporate officers meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

The Company has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable the Company to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

In addition to forming various rules and regulations, the Company is establishing an organization that enables quick and appropriate decision-making by reviewing its follow up process after a consensus has been reached within the Company and strengthening its business management functions. The IR Committee considers measures to make the Company's business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems.

2) Vested Interests of Outside Directors and Auditors Due to Personal, Investment, and Business Relationships

a) An outside director of the Company, Fumio Nagase is currently also the president of IMAGICA, who holds a stake in, operates a joint content business with, and receives other outsourcing

business from CYBIRD. However, as an individual, Fumio Nagase has no direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with the Company.

(3) Crisis Management Committee

In April 2002, we established the Crisis Management Committee. The committee oversees efforts to determine the risks the company is exposed to, and to consider counter measures, and carry out in-house education. Headed by our CEO, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

(4) Investor Relations Committee

Guided by the IR Committee, which consist of key personnel from departments throughout the Company and reports directly to the CEO, our IR activities are directed at promoting public understanding of our business, realizing a fair price for our stock, and increasing public awareness of the company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

(5) Environmental Preservation

We are voluntarily implementing environmental preservation measures. We use recycled paper for business cards and recycle waste paper. In this quarter, we have achieved a 348.06kg reduction of CO_2 (equivalent to saving 9.57 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

2-6 Major Issues

We see the following issues as the key to achieve further growth;

(1) Implementing measures to achieve sustainable growth and establishing a profitable business base

We are strengthening our selection and concentration strategy through analysis, evaluation, and review of our business portfolio. Specifically, we aim to expand market share and improve profitability in our Mobile Content Business while concentrating our resources mainly on our Media Strategy Business. On the other hand, we are reviewing underperforming businesses in consideration of withdrawal in some cases, to achieve an early recovery as quickly as possible. We will also perform the continuous re-examined on of the business with high contribution to Sales, and strive to strengthen our profit base.

(2) Strengthening internal control systems that support our growth

We recognize strengthening of its internal control systems as an important issue. Therefore we are establishing an appropriate decision-making system based on financial indicators, ensuring the smooth operation of our personnel system, implementation of the strategic employment and personnel allocation, improving control power to affiliated company to maximize group synergies, and strengthening corporate governance and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) and Economic Value Added (EVA®) are also considered to be key business indicators. We work toward achieving ROE of 20% and maximize EVA® in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The number of Mobile Phone Subscriptions

	Mobile phones
September 30, 2003	**78.59 million**

Source : The Telecommunications Carriers Association (TCA)

The number of Internet-enable Mobile Phone Subscriptions

	Mobile phones
September 30, 2003	**66.28 million**

Source : The Telecommunications Carriers Association (TCA)

The number of mobile phone subscriptions in Japan reached 78.59 million at the end of September 2003. Of this amount, rate of account for Internet-enabled handsets became 84.3%. The number of third generation (3G) mobile phone subscriptions at the end of September 2003 totaled 11.28 million with rapid growth. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the continued growth in market penetration of mobile phones, the mobile phone content market expanded to ¥147 billion in the fiscal year ended March 2002, and could grow to ¥265.7 billion by 2007. Also, the mobile commerce market is forecasted to exceed ¥3 trillion in 2006.The market other than paid content is expanding rapidly by the establishment of an infrastructure and the functional diversification of handsets (Java-enabled, camera equipped, IrDA, two dimensional bar code, biometrics authentication, etc.).

[Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications; the Telecommunications Carriers Association; Ministry of Economy, Trade and Industry; Electronic Commerce Promotion Council of Japan; NTT Data Corp. marketing research; and the Mobile Computing Promotion Consortium]

(2) International Market

The global number of subscribers to mobile phone services at the end of 2002 is estimated to have been approximately 1.1 billion people, and is forecasted to jump to 2 billion by 2007. It is assumed that the number of mobile Internet users will grow at the same pace. (Sources: EMC Publications, of Great Britain, and In-Stat/MDR, of the U.S.A.)

3-2 Consolidated Business Results (Interim)

(Unit: Millions of yen, Round down)

		Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share*(yen)	ROE (Annualized, %)	EBITDA (mil. yen)
Interim period ended September 30, 2003		**4,977**	**27**	**-60**	**-950**	**-2.3**	**199**
Interim period ended September 30, 2002		4,288	570	660	** 21,093	30.9	759
Change		688	-542	-720	-22,044	-33.3points	-560
	% change	16.1%	-95.2%	-%	-%	-	-73.7%

*The two-for-one stock split was conducted on November 15, 2002.

**In Earnings per Share for the interim period, the above stock split was taken in account as if it occurred at the beginning of period.

3-3 Business Result by Operation (Interim)

(1) Mobile Content Business (Interim)

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
Interim period ended September 30, 2003	3,451	69.3	86	6	1	3,533
Interim period ended September 30, 2002	3,544	82.7	77	4	0	3,462
Change	-93	-13.3 points	9	-	-	71

Although the number of subscribers to new content services increased favorably, subscribers to some of the existing paid content services declined in response to the influence of intensifying competition. As a result, sales dropped ¥93 million, to ¥3,451 million from the same period in the previous fiscal year.

Change in the Number of Domestic Content Services



77
88
81
83
86
14
14
1
1
1
18
20
24
25
27
29
35
35
36
37
80
60
40
20
0
Sep.02
Dec.02
Mar.03
Jun.03
Sep.03
DDIP
Vodafone
KDDI
NTT DoCoMo

Breakdown of our content services

Java-enabled Content Services			Motion Picture Content Services	
i-appli (NTT DoCoMo)	ezplus (KDDI)	V-appli (Vodafone)	i-motion (NTT DoCoMo)	ezmovie (KDDI)
22	8	6	2	3

Transition of the Number of Subscribers and Sales



Sales (millions of yen)
Subscribers(thousand people)
2,000
1,800
1,600
1,400
4,000
3,500
3,000
1,828
1,743
1,786
1,746
1,705
3,462
3,604
3,421
3,501
3,533
2Q
3Q
4Q
1Q
2Q
FY2002
FY2003
Number of subscribers
Sales

Sales composition ratio per Wireless Network Operator

	Interim period ended September 30, 2003	Interim period ended September 30, 2002
NTT DoCoMo	**60%**	60%
Vodafone	**22%**	22%
KDDI	**18%**	17%
DDI POCKET	**0%**	1%

(2) Marketing Solution Business (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
Interim period ended September 30, 2003	**971**	**19.5 %**
Interim period ended September 30, 2002	578	13.5 %
Change	393	6.0 points

Interim sales rose ¥393 million, to ¥971 million driven by the growth in operation and revenue share for customers IP contents beside commissioned development and marketing support services for corporate clients. Compared with the previous quarter, sales increased $228 million, to ¥600 million.

(3) International Business (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
Interim period ended September 30, 2003	**18**	**0.4 %**
Interim period ended September 30, 2002	11	0.2 %
Change	7	0.1 points

Sales in International Business was ¥18 million by continued revenue from distribution of i-mode content in Europe and of SMS content and solution services (Branded SIM service) in Asia.

(4) Technology-Related Business (K Laboratory Co., Ltd.) (Interim)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
Interim period ended September 30, 2003	**535**	**10.8%**
Interim period ended September 30, 2002	154	3.6 %
Change	381	7.2 points

As a result of sales growth in each business, interim sales advanced a substantial ¥381 million year on year, to ¥535 million (¥681 million before elimination of intercompany transaction).

3-4 Consolidated Business Results(Quarter)

(Unit: Millions of yen, Round down)

		Sales (mil. yen)	Ordinary Profit (mil. yen)	Net Income (mil. yen)	Earnings per Share* (yen)	ROE (annualized, %)	EBITDA (mil. yen)
2nd Quarter, FY ended March 31, 2004		**2,579**	**-66**	**-125**	**-1,977**	**-9.6**	**29**
2nd Quarter, FY ended March 31, 2003		2,239	327	399	**6,315	35.2	426
Change		339	-394	-524	-8,292	-44.8points	-396
	(% change)	15.2%	-%	-%	-	-	-93.0%

*The two-for-one stock split was conducted on November 15, 2002.
**In Earnings per Share for the 2nd quarter, the above stock split was taken in account as if it occurred at the beginning of period.

3-5 Business Results by Operation

(1) Mobile Content Business (Quarter)

	Sales (mil. yen)	% of Consolidated Sales (%)	Number of Content Services	Number of New Content Services	Number of Terminated Content Services	Number of Subscribers (thousand people)
2nd Quarter, FY ended March 31, 2004	**1,705**	**66.1**	**86**	**3**	**0**	**3,533**
2nd Quarter, FY ended March 31, 2003	1,828	81.7	77	1	0	3,462
Change	-123	-15.5points	9	-	-	71

(2) Marketing Solution Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2004	**600**	**23.3 %**
2nd Quarter, FY ended March 31, 2003	316	14.2 %
Change	283	9.1 points

(3) International Business (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2004	**9**	**0.4 %**
2nd Quarter, FY ended March 31, 2003	7	0.3 %
Change	2	0.0 points

(4) Technology-Related Business (K Laboratory Co., Ltd.) (Quarter)

	Sales (mil. of yen)	% of Consolidated Sales (%, points)
2nd Quarter, FY ended March 31, 2004	**263**	**10.2%**
2nd Quarter, FY ended March 31, 2003	86	3.8 %
Change	177	6.4 points

3-6 Consolidated Income Statement

(1) Net Sales

Interim consolidated net sales rose ¥688 million, or 16.1%, to ¥4,977 million. In addition to the sales expansion of our Marketing Solution Business, a jump in net sales of our consolidated subsidiary K Laboratory contributed to consolidated net sales growth.

(2) Cost of Sales

Cost of sales for the interim period amounted to ¥2,656 million, climbing ¥605 million, or 29.5% year on year. The main reasons for higher costs are increase of development cost accompanying start-up of Media Strategy Business,cost for staff reinforcement, version upgrade expenses and additional information cost to strengthen the competitiveness in Mobile Content Business, costs for increased floor space aimed at establishing a better working environment. Consequently, gross profit amounted to ¥2,320 million and the gross profit margin was 46.6%.

(3) Sales, General and Administrative Expenses

Major SG&A expenses were as follows;

<Interim> (Unit: Millions of yen, Round down)

	Interim period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**669**	500	169	33.8
Advertisement Expenses	**301**	153	148	96.9
Research and Development Expenses	**299**	201	97	48.5
Commission Paid	**636**	504	132	26.2
Others	**384**	304	79	26.0
Total	**2,290**	1,664	626	37.6

The major contributors to SG&A costs were as follows.

- Growth in personnel and employment expenses to strengthen management base.
- Increase in advertising aimed at expanding market share of content services.
- Increase in research and development expenses related to the start-up of the Media Strategy Business.
- Increase in costs related to the acquisition of the privacy mark, which is essential to expansion of the Marketing Solution Business, and costs related to the relocation of the data center for the purpose of improving cost efficiency.
- Increase in rent expense related to floor space expansion to create a better working environment.

<Quarter> (Unit: Millions of yen, Round down)

	2nd Quarter, FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)	2nd Quarter, FY ended March 31, 2003 (From July 1, 2002 To September 30, 2002	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**343**	262	80	30.8
Advertisement Expenses	**166**	81	85	104.4
Research and Development Expenses	**155**	109	45	41.3
Commission Paid	**329**	249	79	31.8
Others	**212**	153	58	38.3
Total	**1,207**	857	349	40.8

(4) Ordinary Profit

Under the impact of increases in the cost of sales and SG&A expenses, operating income decreased ¥543 million, or 94.8%, from the interim period in the previous fiscal year, to ¥29 million. After adding the dividend from investment trust beneficially securities in nonoperating income, and deducting nonoperating expenses including interest expenses and impairment losses on investments accounted by the equity method, ordinary income declined by ¥542 million, or 95.2%, year on year, to ¥27 million.

(5) Net Profit

Consolidated net loss for the interim period decreased to ¥60 million, ¥720 million decline year-on-year, due to relocation expenses posted in extraordinary loss as well as allocation of income tax and deferred tax.

3-7 Consolidated Balance Sheet

At the end of the interim period, total assets amounted to ¥6,819 million. Total liabilities were ¥1,570 million and shareholders' equity was ¥5,164 million.

Main points regarding the balance sheet for the interim period under review;

- Decrease of cash equivalent and deposit due to payment of income taxes and deposits with landlord on relocation to new office.
- Increase in tangible fixed assets due to office renovations with the head office relocation.
- Increase in investments and other assets due to the deposit with landlord on relocation to new office.

	Interim period ended September 30, 2003	Interim period ended September 30, 2002
Equity ratio (%)	75.7	77.7
Equity ratio on a market value basis (%)	280.9	153.1

Equity ratio: aggregate market value/ total assets

Equity ratio on a market value basis: aggregate market value/total assets

Note 1) Market capitalization was calculated by using total issued and outstanding shares at the end of the interim and the closing price for CYBIRD's stock on the last day of business in the interim.

Note 2) Average number of years to maturity for debt and the interest coverage ratio are not shown because operating cash flow was minus.

3-8 Consolidated Cash Flow Statement

At the end of the interim period, cash and cash equivalents (hereafter termed "cash") totaled ¥1,726 million, decreasing ¥870 million, or 33.5%, from the interim period in the previous fiscal year..

Main points for the interim period under review;

- Payment of income taxes and other expenses
- Expenditures for investment securities
- Reimbursement of lease deposit on relocation to new office

3-9 Earning Forecasts

We foresee that it continue to be difficult to predict performance in the mobile Internet business field, which is highly volatile in terms of both market and the competitive environment. At this point in time, however, we have no revisions to make to the following estimates of consolidated and non-consolidated earnings forecast for the fiscal year ending March 2004 announced on October 28, 2003.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Sales	Ordinary Profit	Net Income
FY ending March, 2004	10,500	400	150

Non-consolidated Earnings Forecast (Unit: Millions of yen)

	Sales	Ordinary Profit	Net Income
FY ending March, 2004	9,400	220	100

The above-mentioned earnings forecasts for FY ended March, 2004 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Interim)

(Unit: Thousands of yen, Round down)

	September 30, 2003		September 30, 2002		March 31,2003	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	1,726,137		2,597,033		2,713,947	
Accounts receivable	2,372,873		2,117,527		2,480,990	
Inventories	31,976		36,052		55,506	
Other current assets	458,951		258,680		329,500	
Allowance for doubtful accounts	(29,783)		(31,426)		(32,050)	
Total current assets	4,560,155	66.9	4,977,867	81.3	5,547,894	78.0
Property and equipment:						
Tangible fixed assets:	283,575	4.1	121,795	2.0	123,475	1.7
Intangible fixed assets:						
Software	405,800		474,659		442,524	
Others	153,714		28,211		10,753	
Total intangible assets	559,514	8.2	502,871	8.2	453,277	6.4
Investments and Other Assets:						
Investment securities	455,983		65,439		464,751	
Deposit with landlord	727,514		255,400		315,780	
Others	232,914		195,856		208,733	
Total investments and other assets	1,416,412	20.8	516,696	8.5	989,264	13.9
Total property and equipment	2,259,502	33.1	1,141,363	18.7	1,566,017	22.0
Total	6,819,657	100.0	6,119,231	100.0	7,113,912	100.0

(Unit: Thousands of yen, Round down)

	September 30, 2003		September 30, 2002		March 31,2003	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	438,682		390,463		439,859	
Short-term debt	300,580		287,700		271,000	
Bonus payment reserve	104,487		67,025		89,591	
Accrued expenses	649,518		376,421		500,930	
Accrued income taxes	20,865		201,664		522,300	
Other current liabilities	50,617		18,589		31,317	
Total current liabilities	1,564,752	22.9	1,341,863	21.9	1,854,999	26.1
Long-term liabilities:						
Total long-term debt	5,840	0.1	-	-	-	-
Total liabilities	1,570,592	23.0	1,341,863	21.9	1,854,999	26.1
Minority interests:						
Minority interests	84,499	1.3	25,211	0.4	54,199	0.8
Shareholders' Equity:						
I Common stock	2,595,417	38.0	2,565,500	41.9	2,585,417	36.3
II Additional paid-in capital	2,652,116	38.9	2,622,200	42.9	2,642,116	37.1
III Retained earnings	(82,541)	(1.2)	(434,870)	(7.1)	(22,116)	(0.3)
IV Unrealized gain in available-for-sale securities	216	0.0	-	-	-	-
V Foreign currency transaction adjustment	(642)	(0.0)	(674)	(0.0)	(705)	(0.0)
Total shareholders' equity	5,164,566	75.7	4,752,156	77.7	5,204,712	73.1
Total	6,819,657	100.0	6,119,231	100.0	7,113,912	100.0

4-2 Consolidated Income Statement (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)		Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002)		FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	4,977,041	100.0	4,288,609	100.0	9,271,276	100.0
Cost of sales	2,656,365	53.4	2,051,331	47.8	4,373,469	47.2
Gross Profit	2,320,676	46.6	2,237,278	52.2	4,897,806	52.8
Selling, general and administrative expenses	2,290,812	46.0	1,664,328	38.8	3,573,757	38.5
Operating Income	29,863	0.6	572,949	13.4	1,324,049	14.3
Nonoperating income	5,445	0.1	2,816	0.0	3,882	0.0
Interest received	660		443		822	
Income and dividends received	3,400		-		-	
Subsidies received	-		2,038		2,278	
Others	1,384		334		781	
Nonoperating expeses	7,677	0.1	5,318	0.1	10,967	0.1
Interest paid	3,272		2,801		7,556	
Impairment loss on investments accounted for by the equity method	3,190		2,517		2,174	
Foreign exchange loss	897		-		641	
Others	317		-		594	
Ordinary Profit	27,632	0.6	570,446	13.3	1,316,964	14.2
Extraordinary profit	-	-	9,360	0.2	29,228	0.3
Gain on sale of investment securities	-		9,360		9,360	
Refund on cancellation of director insurance policies	-		-		19,868	
Extraordinary loss	109,284	2.2	24,306	0.5	75,457	0.8
Loss on sale of investment securities	-		-		999	
Software reevaluation loss	-		22,407		54,619	
Lease cancellation fee	-		-		17,939	
Loss on change in ownership ratio	-		1,899		1,899	
Office moving expenses	109,284		-		-	
Income Before Income Taxes and minority Interests	(81,652)	(1.6)	555,499	13.0	1,270,735	13.7
Inhabitant Tax	3,730	0.0	-	-	-	-
Income Taxes	-	-	201,941	4.7	522,631	5.6
Prior Year Adjustments of income taxes	25,489	0.6	-	-	-	-
Differed Taxes	(80,746)	(1.6)	(287,951)	(6.7)	(335,147)	(3.6)
Profit (Loss) on minority interests	30,299	0.6	(18,753)	(0.4)	10,234	0.1
Net Income (Loss)	(60,425)	(1.2)	660,262	15.4	1,073,016	11.6

Sales by Operations

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)		Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002)		FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	3,451,461	69.3	3,544,863	82.7	7,074,602	76.3
Marketing Solution Business	971,585	19.5	578,538	13.5	1,604,093	17.3
International Business	18,758	0.4	11,027	0.2	48,599	0.5
Technology-Related Business	535,236	10.8	154,180	3.6	543,980	5.9
Total	4,977,041	100.0	4,288,609	100.0	9,271,276	100.0

Note) 1. Consumption tax is not included in the sum mentioned above

2. "Technology-Related Business" is mainly business of K Laboratory Co., Ltd.

4-3 Consolidated Statement of Shareholders' Equity (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002)	FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003)
	thousands of yen	thousands of yen	thousands of yen
Additional paid-in capital:			
I Balance at the beginning of period	2,642,116	—	—
Balance at the beginning of period	—	2,465,200	2,465,200
II Increase in additional paid-in capital			
Increase due to share issuance	9,999	157,000	176,916
III Balance at the end of period	2,652,116	2,622,200	2,642,116
Retained earnings:			
I Balance at the beginning of period	(22,116)	—	—
Balance at the beginning of period	—	(1,095,133)	(1,095,133)
II Increase in retained earnings			
Net income (loss) for the interim	(60,425)	660,262	1,073,016
III Balance at the end of period	(82,541)	(434,870)	(22,116)

4-4 Consolidated Cash Flow Statements(Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002)	FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003)
	thousands of yen	thousands of yen	thousands of yen
Operating activities:			
Income before income taxes and minority interest	(81,652)	555,499	1,270,735
Depreciation and amortization	170,000	186,963	385,826
Write-down of consolidation adjustment account	7,124	-	-
Increase (decrease) in allowance for doubtful accounts	(2,317)	(4,732)	(4,108)
Increase (decrease) in bonus payment reserve	12,556	24,637	47,203
Interests and dividend earned	(4,060)	(497)	(876)
Interest expenses	3,272	2,801	7,556
Gain on sales of investment securities	-	(9,360)	(8,361)
(Increase) decrease in accounts receivable	146,914	(102,120)	(465,582)
(Increase) decrease in inventories	32,336	4,478	(14,975)
Increase (decrease) in accounts payable	14,687	59,889	109,285
Increase (decrease) in accrued expenses	(88,382)	(162,893)	(57,230)
Others	(766)	(43,429)	(19,246)
Total	209,713	511,236	1,250,227
Interests and dividends received	4,060	496	1,198
Interest paid	(2,889)	(3,094)	(8,166)
Income tax paid	(530,653)	(3,170)	(3,223)
Cash flow from operating activities	(319,770)	505,468	1,240,035
Investing activities:			
Expenditures for property and equipment	(22,226)	(8,625)	(34,276)
Expenditure for intangible fixed assets	(171,574)	(227,530)	(345,514)
Expenditure for investment securities	-	(50,000)	(450,000)
Proceeds from sales of investment securities	-	25,110	25,111
Expenditure for investment in subsidiaries	(62,101)	-	-
Expenditure for short-term lending	(25,000)	-	-
Expenditures for deposits with landlord	(412,271)	(450)	(63,125)
Others	(3,956)	(5,328)	(18,318)
Cash flow from operating activities	(697,130)	(266,825)	(886,123)
Financing activities:			
Proceeds from short-term debt	480,000	250,000	300,000
Repayment of short-term debt	(452,500)	(262,300)	(329,000)
Expenditure for repayment of long-term amortization	(17,575)	(20,242)	(40,923)
Proceeds from issuance of new shares	20,000	314,000	353,834
Others	(1,248)	14,250	14,250
Cash flow from financing activities	28,676	295,708	298,160
Foreign currency translation adjustment	413	(10)	(816)
Net increase in cash and cash equivalents	(987,810)	534,341	651,256
Cash and cash equivalents at the beginning of period	2,713,947	2,062,691	2,062,691
Cash and cash equivalents at the end of period	1,726,137	2,597,033	2,713,947

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 3 K Laboratory Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. GiGAFLOPS became a subsidiary based on the acquisition of shares by CYBIRD during the interim under review and is being included as a consolidated subsidiary from this interim. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD has no unconsolidated subsidiary that is accounted for by the equity method. (2) Number of associated company accounted for by the equity method: 1 (one) (3) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd. (4) CYBIRD has no unconsolidated subsidiary or affiliate that is not accounted for by the equity method. (5) To the company that has different account date, CYBIRD uses their interim financial statements in preparing for CYBIRD's consolidated statements.
3. Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, GiGAFLOPS's accounting date is July 31. Accordingly, CYBIRD's consolidated statements have been prepared using trial balances of GiGAFLOPS statements based on the end date of CYBIRD's interim accounting period.
4. Summary of Significant Accounting Policies	
(1) Asset Valuation Standards and Methods	a. Securities Investment Securities Marketable securities: Valuation at cost at fair value at the end of the interim period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use) Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

	b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4) Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(5) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the interim period, cash (cash and cash equivalents) in the Consolidated Cash Flow Statements consist of cash on hand and bank demand deposits.

Notes

Notes for Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	September 30, 2003	September 30, 2002	March 31, 2003
1. Accumulated depreciation of tangible fixed assets	108,710	98,763	122,734

Notes for Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 to Sept. 30, 2002)	FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)
1. Selling, general and administrative expenses	Advertisement 301,703	Advertisement 153,257	Advertisement 330,638
	Allowance for doubtful accounts 29,733	Allowance for doubtful accounts 31,426	Allowance for doubtful accounts 32,050
	Employees' salaries 401,323	Employees' salaries 293,771	Employees' salaries 643,019
	Charge in bonus payment reserve 48,587	Charge in bonus payment reserve 28,393	Charge in bonus payment reserve 36,796
	Research and development costs 299,077	Research and development costs 201,413	Research and development costs 503,971
	Charge and commission 636,239	Charge and commission 504,217	Charge and commission 1,052,399
2. Head office relocation related expenses	Loss on asset disposal 50,222 Renovation expense 33,215 Lease cancellation 10,134		

Notes for Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 to Sept.30, 2002)	FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)
1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and cash deposit accounts 1,726,137	Cash and cash deposit accounts 2,597,033	Cash and cash deposit accounts 2,062,691
	Cash and cash equivalents 1,726,137	Cash and cash equivalents 2,597,033	Cash and cash equivalents 2,062,691

Notes for Lease related

(Unit: Thousands of yen, Round down)

Finance lease transactions, with which the ownership is not transferred to the lessee

1.Pro forma equivalent lease acquisition cost, accumulated depreciation and balance

	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)			Interim period ended September 30, 2002 (From April 1, 2002 to Sept. 30, 2002)			FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)		
	Acquisition cost	Accumulated depreciation	Balance	Acquisition cost	Accumulated depreciation	Balance	Acquisition cost	Accumulated depreciation	Balance
Fixed Assets	932,885	488,624	444,261	662,062	346,228	315,834	771,572	445,650	325,922
Soft-ware	56,342	35,580	20,762	37,061	23,325	13,736	37,322	29,047	8,274
Total	989,227	524,204	465,023	699,124	369,553	329,570	808,895	474,698	334,197

	Interim period ended September 30, 2003 (From April 1, 2003 to Sept. 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 to Sept. 30, 2002)	FY ended March 31, 2003 (From April 1, 2002 to March 31, 2003)
2.Pro-forma equivalent balance of unexpired lease expenses	Due within 1 year 208,058 Due after 1 year 274,445 Total 482,504	Due within 1 year 192,777 Due after 1 year 156,527 Total 349,305	Due within 1 year 196,961 Due after 1 year 151,142 Total 348,104
3.Lease expenses, pro forma equivalent depreciation and interest expense	Lease expenses 124,369 Depreciation expenses 119,168 Interest expenses 10,087	Lease expenses 98,143 Depreciation expenses 89 ,920 Interest expenses 9,194	Lease expenses 223,373 Depreciation expenses 206,707 Interest expenses 20,057
4.Computation method for pro forma equivalent deprecation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left	Same as on left
5..Computation method for pro forma equivalent interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left	Same as on left

Notes for Securities

Interim period ended September 30, 2003(From April 1, 2003 To September 30, 2003)

1. Securities with market quotations

Other securities (Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	400,000	400,360	360

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;

1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are applied reappraisal during the interim period.

2. Securities without market quotations

Other securities (Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	50,000

Interim period ended September 30, 2002(From April 1, 2002 To September 30, 2002)

1. Securities with market quotations

N/A

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	57,000

Fiscal Year ended March 31, 2003(From April 1, 2002 To March 31, 2003)

1. Securities with market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	400,000	400,000	-

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;
1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are applied reappraisal during the interim period.

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	56,000

Derivative related

Interim period ended September 30, 2003(From April 1, 2003 to September 30, 2003), Interim period ended September 30, 2002(From April 1, 2002 To September 30, 2002) and Fiscal Year ended March 31, 2003 (From April 1, 2002 To March 31, 2003)

N/A

CYBIRD Group conducts no derivative transactions.

Segment information

1. Business segment information

Interim period ended September 30, 2003(From April 1, 2003 to September 30, 2003), Interim period ended September 30, 2002(From April 1, 2002 To September 30, 2002) and Fiscal Year ended March 31, 2003 (From April 1, 2002 To March 31, 2003)

N/A

Depreciation is omitted, because the amount of sales outside Japan was less than 10% of consolidated sales.

2. Geographic segment information

Interim period ended September 30, 2003(From April 1, 2003 to September 30, 2003) Interim period ended September 30, 2002(From April 1, 2002 To September 30, 2002), Fiscal Year ended March 31, 2003(From April 1, 2002 To March 31,2003)

N/A

Description is omitted, because the amount of sales outside Japan was less than 10% of consolidated sales.

3. Overseas sales

Interim period ended September 30, 2003(From April 1, 2003 to September 30, 2003), Interim period ended September 30, 2002(From April 1, 2002 To September 30, 2002) and Fiscal Year ended March 31, 2003 (From April 1, 2002 To March 31, 2003)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Notes for Per Share Data

(Round down)

<table>
<tr><th></th><th>Interim period ended September 30, 2003
(From April 1, 2003 to Sept. 30, 2003)</th><th>Interim period ended September 30, 2002
(From April 1, 2002 to Sept. 30, 2002)</th><th>FY ended March 31, 2003
(From April 1, 2002 to March 31, 2003)</th></tr>
<tr><td>1. Shareholders' Equity per Share</td><td>81,154 yen</td><td>150,194 yen</td><td>81,939 yen</td></tr>
<tr><td>2. Net income per share</td><td>-950yen</td><td>21,093 yen</td><td>17,030 yen</td></tr>
<tr><td>3. Net income per share (diluted)</td><td>-</td><td>20,722 yen</td><td>16,822 yen</td></tr>
<tr><td></td><td>Despite the existence of stock options Net income per share (diluted) has not been noted for the interim period under review because a net loss was recorded.</td><td>(Additional Information)
Beginning with the current interim period CYBIRD began applying "Accounting Standards regarding Net Income per Share (Business Accounting Standards No.2)" and "Practical Guidelines for Applying Accounting Standards regarding Net Income per Share (Practical Guidelines for Applying Accounting Standards No.4)." If the above-mentioned accounting standards and practical guidelines had been applied to statements for the previous interim period and fiscal year end, the consolidated "per share" information would have been as follows.
<table>
<tr><th>Consolidated Interim Period Ended Sept. 2002</th><th>Consolidated Fiscal Year Ended March 2003</th></tr>
<tr><td>Shareholders' equity per share
¥115,378</td><td>Shareholders' equity per share
¥123,190</td></tr>
<tr><td>Net income per share
¥7,151</td><td>Net income per share
¥14,920</td></tr>
<tr><td>Net income per share (diluted)
¥6,990</td><td>Net income per share (diluted)
¥14,555</td></tr>
</table></td><td>Beginning with the current fiscal year, the Company began applying "Accounting Standards regarding Net Income per Share (Business Accounting Standards No.2)" and "Practical Guidelines for Applying Accounting Standards regarding Net Income per Share (Practical Guidelines for Applying Accounting Standards No.4)." Effective November 15. 2002, the Company implemented a two-for-one stock split. If the above-mentioned accounting standards and practical guidelines had been applied in the previous fiscal year and if the stock split was assumed to have occurred at the beginning of the interim period in 2002, the consolidated "per share" information would have been as follows.

Shareholders' equity per share
¥61,595

Net income per share
¥7,460

Net income per share (diluted)
¥7,293</td></tr>
</table>

Note: The basis for calculating net income (loss) per share and net income (loss) per share (diluted) is as follows.

	Interim period ended September 30, 2003 (From April 1, 2003 To September 30, 2003)	Interim period ended September 30, 2002 (From April 1, 2002 To September 30, 2002)	FY ended March 31, 2003 (From April 1, 2002 To March 31, 2003)
Net Income (Loss) Per Share			
Net income (loss) (thousands of yen)	(60,425)	660,262	1,073,016
Amount not related to common stock	-	-	-
Net income (loss) related to common stock (thousands of yen)	(60,425)	660,262	1,073,016
Average number of common shares (shares)	63,583	31,301	63,004
Net Income (Loss) Per Share (Diluted)			
Net income (loss) before dilution (thousands of yen)	-	-	-
Additional number of common shares (shares)	120	561	778
Out of which Stock options	(120)	(561)	(778)
Outline of potential shares that does not considered in calculation because of not having dilution effect	-	-	-

5. Consolidated Financial Statements (Quarter)

5-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	September 30,2003		September 30,2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	1,726,137		2,597,033			
Accounts receivable	2,372,873		2,117,527			
Inventories	31,976		36,052			
Other current assets	458,951		258,680			
Allowance for doubtful accounts	(29,783)		(31,426)			
Total current assets	4,560,155	66.9	4,977,867	81.3	(417,712)	(8.4)
Property and equipment:						
Tangible fixed assets:	283,575	4.1	121,795	2.0	161,779	132.8
Intangible fixed assets:						
Software	405,800		474,659			
Others	153,714		28,211			
Total intangible assets	559,514	8.2	502,871	8.2	56,643	11.3
Investments and Other Assets:						
Investment securities	455,983		65,439			
Deposit with landlord	727,514		255,400			
Others	232,914		195,856			
Total investments and other assets	1,416,412	20.8	516,696	8.5	899,715	174.1
Total property and equipment	2,259,502	33.1	1,141,363	18.7	1,118,138	98.0
Total	6,819,657	100.0	6,119,231	100.0	700,426	11.5

(Unit: Thousands of yen, Round down)

	September 30, 2003		September 30, 2002		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	438,682		390,463			
Short-term debt	300,580		287,700			
Bonus payment reserve	104,487		67,025			
Accrued expenses	649,518		376,421			
Accrued income taxes	20,865		201,664			
Other current liabilities	50,617		18,589			
Total current liabilities	1,564,752	22.9	1,341,863	21.9	222,888	16.6
Long-term liabilities:						
Total long-term debt	5,840	0.1	-	-	5,840	100.0
Total liabilities	1,570,592	23.0	1,341,863	21.9	228,728	17.1
Minority interests:						
Minority interests	84,499	1.3	25,211	0.4	59,287	235.2
Shareholders' Equity:						
I Common stock	2,595,417	38.0	2,565,500	41.9		
II Additional paid-in capital	2,652,116	38.9	2,622,200	42.9		
III Retained earnings	(82,541)	(1.2)	(434,870)	(7.1)		
IV Unrealized gain in available-for-sale securities	216	0.0	-	-		
V Foreign currency transaction adjustment	(642)	(0.0)	(674)	(0.0)		
Total shareholders' equity	5,164,566	75.7	4,752,156	77.7	412,410	8.7
Total	6,819,657	100.0	6,119,231	100.0	700,426	11.5

5-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)		2nd Quarter of FY ended March 31, 2003 (From July 1, 2002 To September 30, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,579,068	100.0	2,239,819	100.0	339,249	15.2
Cost of Sales	1,423,434	55.2	1,053,379	47.0	370,055	35.1
Gross Profit	1,155,634	44.8	1,186,440	53.0	(30,805)	(2.6)
Selling, General and Administrative Expenses	1,207,110	46.8	857,404	38.3	349,705	40.8
Operating Income	(51,476)	(2.0)	329,035	14.7	(380,511)	(115.6)
Nonoperating Income	(12,617)	(0.5)	1,141	0.0	(13,759)	(1,205.4)
Nonoperating Expenses	2,856	0.1	2,584	0.1	271	10.5
Ordinary Profits	(66,950)	(2.6)	327,591	14.6	(394,542)	(120.4)
Extraordinary Gain	-	-	-	-	-	-
Extraordinary Loss	106,807	4.1	24,306	1.1	82,501	339.4
Income (Loss) Before Income Taxes and minority Interests	(173,758)	(6.7)	303,285	13.5	(477,043)	(157.3)
Inhabitant Tax	2,675	0.1	-	-	2,675	-
Income Taxes	(215)	(0.0)	200,779	9.0	(180,432)	(89.8)
Prior Year Adjustments of income taxes	17,887	0.7	-	-	17,887	-
Deferred Taxes	(80,746)	(3.1)	(287,951)	(12.9)	(207,205)	(72.0)
Profit (Loss) on minority interests	12,450	0.5	(8,714)	(0.4)	(21,165)	(242.9)
Net Income (Loss)	(125,810)	(4.9)	399,171	17.8	(524,982)	(131.5)

Sales by Operations

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)		2nd Quarter of FY ended March 31, 2003 (From July 1, 2002 To September 30, 2002)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	1,705,072	66.1	1,828,905	81.7	(123,832)	(6.8)
Marketing Solution Business	600,205	23.3	316,962	14.2	283,243	89.4
International Business	9,925	0.4	7,798	0.3	2,127	27.3
Technology-Related Business	263,865	10.2	86,153	3.8	177,711	206.3
Total	2,579,068	100.0	2,239,819	100.0	339,249	15.1

Note) 1. Consumption tax is not included in the sum mentioned above.

2. "Technology-Related Business" is mainly business of K Laboratory Co., Ltd.

5-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)	2nd Quarter of FY ended March 31, 2003 (From July 1, 2002 To September 30, 2002)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	2,651,116	-
Balance at the beginning of period	-	2,612,033
II Increase in additional paid-in capital		
Increase due to share issuance	999	10,166
III Balance at the end of period	2,652,116	2,622,200
Retained earnings:		
I Balance at the beginning of period	43,268	-
Balance at the beginning of period	-	(834,042)
II Increase in retained earnings		
Net income (loss) for the quarter	(125,810)	399,171
III Balance at the end of period	(82,541)	(434,870)

5-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ended March 31, 2004 (From July 1, 2003 To September 30, 2003)	2nd Quarter of FY ended March 31, 2003 (From July 1, 2002 To September 30, 2002)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	(173,758)	303,285
Depreciation and amortization	81,471	97,396
Write-down of consolidation adjustment account	3,562	-
Increase (decrease) in allowance for doubtful accounts	(2,195)	(47,410)
Increase (decrease) in bonus payment reserve	60,189	66,822
Interests and dividend earned	(2,783)	(258)
Interest expenses	1,397	1,493
(Increase) decrease in accounts receivable	(6,361)	(147,496)
(Increase) decrease in inventories	44,277	(23,910)
Increase (decrease) in accounts payable	27,283	34,167
Increase (decrease) in accrued expenses	(25,547)	(75,036)
Others	1,897	(8,229)
Total	9,434	200,821
Interests and dividends received	2,783	107
Interest paid	(1,397)	(1,667)
Income tax paid	(180)	-
Cash flow from operating activities	10,639	199,261
Investing activities:		
Expenditures for property and equipment	(16,952)	(2,245)
Expenditures for intangible fixed assets	(92,072)	(74,504)
Proceeds from sales of investment securities	-	(50,000)
Expenditures for deposits with landlord	(16,867)	(240)
Others	(1,307)	(3,451)
Cash flow from investing activities	(127,200)	(130,441)
Financing activities:		
Proceeds from short-term debt	380,000	150,000
Repayment of short-term debt	(231,800)	(45,700)
Expenditure for repayment of long-term amortization payment	(7,067)	(10,175)
Proceeds from issuance of new shares to minority interests	-	14,250
Proceeds from issuance of new shares	2,000	20,333
Others	(624)	-
Cash flow from financing activities	142,508	128,707
Foreign currency translation adjustment	(343)	4
Net increase in cash and cash equivalents	25,604	197,533
Net increase in cash and cash equivalents at the beginning of period	1,700,532	2,399,500
Cash and cash equivalents at the end of period	1,726,137	2,597,033

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Company: 3 K Laboratory Co., Ltd. DMOVE Co., Ltd. GiGAFLOPS Japan Inc. GiGAFLOPS became a subsidiary based on the acquisition of shares by CYBIRD at the beginning of the first quarter and is being included as a consolidated subsidiary from the first quarter. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD has no unconsolidated subsidiaries that are accounted for by the equity method. (2) Number of associated companies accounted for by equity method: 1 (one) (3) Name of the associated company accounted for by equity method: Cybird Korea Co., Ltd. (4) CYBIRD has no unconsolidated subsidiaries or affiliates that are not accounted for by the equity method. (5) To the company that has different account date, CYBIRD uses their quarterly financial statements in preparing for CYBIRD's consolidated statements.
3.Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, GiGAFLOPS's accounting date is July 31. Accordingly, CYBIRD's consolidated statements have been prepared using trial balances of GiGAFLOPS statements based on the end date of CYBIRD's accounting period.
4. Summary of Significant Accounting Policies	
(1) Asset Valuation Standards and Methods	a. Securities Investment Securities Marketable securities: Valuation at cost at fair value at the end of the interim period, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.
(3) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

	b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.
(4)Leases	All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases deemed to transfer ownership of the leased property to the lessee are capitalized, while other finance leases may be accounted for as operating leases subject to appropriate footnote disclosure.
(5) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the interim period, cash (Cash and Cash Equivalents) in the Consolidated Cash Flow Statements consist of cash on hand and bank deposits.

6. Stock Information

6-1 Authorized Shares

254,076 shares (as of September 30, 2003)

6-2 Number of Shares Issued and Outstanding

63,639 shares (as of September 30, 2003)

6-3 Fully Diluted Shares

65,825 shares* (as of September 30, 2003)

*Including 2,186 potential shares from unexercised stock options

6-4 Number of Shareholders

2,908 (as of September 30, 2003)

6-5 Principal Shareholders (as of September 30, 2003)

	Shares Owned	
	Shares	% of Voting Rights
Kazutomo Robert Hori	8,198	12.88
Yosuke Iwai	3,627	5.69
Omron Corporation	3,600	5.65
Omron Finance Co., Ltd.	3,560	5.59
The Master Trust Bank of Japan, Ltd.	2,864	4.50
Japan Trustee Services Bank, Ltd.	2,578	4.05
Raumuzu Co., Ltd.	2,500	3.92
Nikko Cititrust Trust and Banking Corporation	2,460	3.86
IMAGICA Corp.	2,350	3.69
Tetsuya Sanada	1,837	2.88

6-6 Distribution of Shareholders (as of September 30, 2003)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	11	1	71	25	2,800	2,908
Shares owned (Shares)	0	11,077	49	16,239	6,430	29,844	63,639
Percentage of shares (%)	0.00	17.41	0.08	25.52	10.10	46.90	100.00

6-7 Specified Minority Shareholders' Interest (as of September 30, 2003)

34,736 shares (54.58%)

*10 major shareholders' and directors' interest

6-8 Floating Shares (as of September 30, 2003)

11,822 shares (18.58%)

*Interest of shareholders holding less than 50 shares.

6-9 Shares owned by Investment Trusts (as of September 30, 2003)

6,599 shares (10.37%)

6-10 Shares owned by Pension Funds (as of September 30, 2003)

2,294 shares (3.60%)

6-11 Shares owned by Directors (as of September 30, 2003)

14,824 shares (23.29%)

6-12 Shares Issued and Paid-in Capital (as of September 30, 2003)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
August 24, 2001	15,340	30,680	-	2,405,500	-	2,462,200	Stock Split (1: 2)
March 31, 2002	18	30,698	3,000	2,408,500	3,000	2,465,200	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
June 30, 2002 (Apr. 1 – Jun. 30)	881	31,579	146,833	2,555,333	146,833	2,612,033	Exercise of Stock Option No. 1 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
September 30, 2002 (Jul. 1 - Sep. 30)	61	31,640	10,166	2,565,500	10,166	2,622,200	Exercise of Stock Option No. 1 and No. 2 Issue Price ¥ 333,334, Capitalization ¥166,667 Excess over Par ¥ 166,667
November 15, 2002	31,640	63,280	-	2,565,500	-	2,622,200	Stock split (1:2)
December 31, 2002 (Oct. 1 - Dec. 31)	164	63,444	13,666	2,579,167	13,666	2,635,866	Exercise of Stock Option No. 1, No. 2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥ 83,333
March 31, 2003 (Jan. 1 - Mar. 31)	75	63,519	6,250	2,585,417	6,249	2,642,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30,2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333

6-13 Stock Option (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000)

* Grantees and Granted Shares

5 Directors		193 Shares	
37 Employees		47 Shares	
Total		240 Shares	(Note 1)
* Exercise Price	¥2,000,000		(Note 2)
* Exercise Period	From March 1, 2002 to February 28, 2005		

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares

49 Employees		126 Shares	
Total		126 Shares	(Note 3)
* Exercise Price	¥666,667		(Note 4)
* Exercise Period	From September 1, 2002 to August 31, 2005		

(3) Stock Option No.3 (Approved on June 28, 2001)

* Grantees and Granted Shares

8 Directors		600 Shares	
46 Employees		200 Shares	
Total		800 Shares	(Note 5)
* Exercise Price	¥452,566		(Note 6)
* Exercise Period	From September 1, 2003 to August 31, 2008		

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares

7 Directors		560 Shares	
12 Employees		240 Shares	
Total		800 Shares	
* Exercise Price	¥276,334		(Note7)
* Exercise Period	From September 1, 2004 to August 31, 2008		

(Note 1) The number of potential but non-issued shares, as of September 30, 2003, was adjusted to 565 shares, due to stock splits implemented on June 20, 2000, August 24, 2001, and November 15, 2002, the exercise of stock options and the retirement of employees.

(Note 2) The exercise price was adjusted to ¥ 166,667 as a result of the stock splits implemented June 20, 2000, August 24, 2001, and November 15, 2002.

(Note 3) The number of potential but non-issued shares, as of September 30, 2003, was adjusted to 120 shares due to stock splits implemented on August 24, 2001 and November 15, 2002, and the retirement of employees.

(Note 4) The exercise price was adjusted to ¥166,667, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002.

(Note 5) The number of potential but non-issued shares, as of September 30, 2003, was adjusted to 721 shares due to the retirement of employees.

(Note 6) The exercise price was adjusted to ¥226,283, as a result of a stock split implemented on November 15, 2002.

(Note 7) The number of potential but non-issued shares, as of September 30, 2003, was adjusted to 780 shares due to the retirement of employees.

6-14 Common Stock held in treasury

N/A

6-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

7. Others

7-1 Significant Subsequent Events after the End of the Interim Period

N/A

7-2 Employees

(as of September 30, 2003)

	Mobile Contents	Marketing Solution	EC (e-commerce)	International Business	Strategic Technology Planning	Media Develop	Administrative Division (*1)	CYBIRD Total (*2)	K Laboratory
Number of Employees (persons)	100	45	6	8	4	18	29	210	86
Change from Previous year(persons)*	+1	+19	+1	-2	0	+18	+4	+41	+18
Average Age	—	—	—	—	—	—	—	31.7	29.8
Average Length of Service (year)	—	—	—	—	—	—	—	1.9	1.4

(*1) The Administrative Division includes Legal & Corporate Affairs, Finance, Corporate Planning Department, Public Relations, and Information System Service and Internal Auditing departments.

(*2) This number does not include 3 CYBIRD seconded to other companies.

7-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

7-4 Primary Lender (as of September 30, 2003)

(1) CYBIRD Co., Ltd.

N/A

(2) K Laboratory Co., Ltd. (Unit: Thousands of yen: Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi Ltd.	183,400
The Mizuho Bank Ltd.	90,000
UFJ Bank Limited.	25,100
Total	298,500

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen: Round down)

Lender	Amount
The Mizuho Bank Ltd.	7,920
Total	7,920

7-5 Board of Directors and Auditors

(as of September 30, 2003)

Title	Name	Charge / Principal Occupation
President and CEO	Kazutomo Robert Hori	General Manager of International Business Division
Executive Vice President and CTO	Tetsuya Sanada	President & CEO, K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Director of DMOVE Co., Ltd.
Executive Vice President	Kenichiro Nakajima	Director of GiGAFLOPS Japan Inc.
Senior Vice President	Shin-ichiro Yamashita	General Manager of Mobile Content Division In charge of Legal & Corporate Affairs Department Director of GiGAFLOPS Japan Inc.
Senior Vice President	Tomosada Yoshikawa	General Manager of Finance Department, In charge of Finance Department and Disclosure
Senior Vice President	Mikio Inari	In charge of Technology
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Corporate Auditor (Full Time)	Jun Utsumi	Outside auditor of GiGAFLOPS Japan Inc.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Takizawa & Co. Outside auditor of K Laboratory Co., Ltd.

(Note 1) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Note 2) Fumio Nagase meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

7-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides information to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfer the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
DDI POCKET, Inc.	"Information Providing and Subscription Fee Collection Service Contract" CYBIRD provides contents for DDI POCKET, and DDI POCKET collects the subscription fee from CYBIRD's content service subscribers for CYBIRD.	March 8, 2000
E-Plus Service Gmbh & Co. KG (Germany)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for E-Plus Service Gmbh & Co. KG	January 18, 2002
KPN Mobile The Netherlands B.V. (Netherlands)	"Mobile Portal Agreement" Agreement on CYBIRD's content services for KPN Mobile The Netherlands B.V.	February 14, 2002
	"Mobile Portal Billing Services Agreement" KPN Mobile The Netherlands B.V. collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 14, 2002
BASE N.V./S.A.(Belgium)	"i-mode Corporation Agreement" Agreement on CYBIRD's content services for BASE N.V./S.A.	August 14, 2002
Bouygues Telecom (France)	"i-mode Site(s) Listing Contract" Agreement on CYBIRD's content services for Bouygues Telecom	November 14, 2002

(2) Contract with Alliance Partners

Contract Party	Contents of Contracts	Contract Date
Family Mart Co., Ltd. (Transferred from Famima.com Co., Ltd.; on March 1, 2002)	"System Development Contract for 'Famima-i' and 'Famima J" A development contract for "famima.com", mobile commerce sites of Famima.com Co., Ltd. on i-mode and on Vodafone live! respectively.	December 1, 2000 (Revised on September 26, 2001)
Yahoo! Japan Corporation	"Agreement for development of the mobile version of 'Yahoo! Photos'" Service provision of 'Prinet', a CYBIRD's photo service for 'Yahoo! Photos' mobile service.	November 26, 2001
AucSale, Inc.	"Alliance Contract" Alliance Contract between AucSale and CYBIRD to develop full closed auction service system for mobile phone platform.	July 29, 2002
ITOCHU Corporation, PIA Digital Communications Co., Ltd.	"Partnership Contract" Partnership Contract among three companies to develop a business utilizing "Sugu Mail" for magazines that PIA publishes.	September 25, 2002

(3) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002

8. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

8-1 Risks Related to Content Business

(1) Dependence on Specific Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION, Vodafone live! of Vodafone Co., Ltd., and H" LINK of DDI POCKET Inc. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	2nd Quarter, FY ended March, 2003	3rd Quarter FY ended March, 2003	4th Quarter FY ended March, 2003	1st Quarter, FY ended March, 2004	**2nd Quarter, FY ended March, 2004**
NTT DoCoMo	49.0%	44.1%	40.2%	43.8%	**40.1%**
KDDI	14.1%	13.8%	11.9%	12.6%	**11.8%**
Vodafone	17.8%	16.8%	15.0%	16.3%	**14.1%**
DDI POCKET	0.3%	0.2%	0.1%	0.1%	**0.1%**
Others	18.8%	25.1%	32.8%	27.2%	**33.9%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

8-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business / Commerce Business

We may not achieve expected result from these businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks, our investment may not produce returns for us. Furthermore, the up front cost may have an adverse effect on our financial condition, even if the investment is expected to generate certain profit in the future.

(3) Technology-Related Business

Our consolidated subsidiary, K Laboratory Co., Ltd., focus on research and development, and invest

priority to the licensing of next generation software platforms that are customized for mobile phones. As the business is still in the investment phase, there is a possibility that we will not be able to recoup our investment due to misjudgment in our trend forecasts and this may have a negative effect on our business.

(4) Risks Related to New Business Start Ups

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. The "OnePush" business being developed by our Media Strategy Business since April 2003 is exposed to such inherent risk and it is possible that we will not be able to recoup our investment.

8-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

8-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved, There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of September 30, 2003)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
K Laboratory Co., Ltd	Minato-ku, Tokyo	Information Technology	228	-	4,567	74.02
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	26	-	525	52.50
Cybird Korea Co., Ltd.	Seoul, Korea	Information Technology	62	30	70,000	29.17
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	-	1,150	100.00
AucSale, Inc.	Chuo-ku, Tokyo	Information Services	50	25	12,500	19.89

We have invested 400 million yen in asset management funds since 4th quarter of fiscal year ended March, 2003. In regards to making investment decisions, we thoroughly consider the portfolio, but it could fall below depending on the market conditions.

8-5 Risks Related to Subsidiaries and Affiliate

K Laboratory Co., Ltd., DMOVE Co., Ltd. and Cybird Korea Co., Ltd. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

8-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution / Commerce Business

In our Marketing Solution /Commerce business, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Content	Index Corporation, XING INC., MTI Ltd., GIGA NETWORKS, INC., KONAMI CORPORATION, G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution / EC Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc.
Technology-Related Business	TOSE CO., LTD.

8-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

8-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continue services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

8-9 Risks Related to Callbacks of Defective Handsets

Callbacks of defective handsets can harm our subscriber growth and lead to cancellations. As a result, our content business income may suffer and may cause a negative impact on our business and its results.

8-10 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

8-11 Risks Related to Market Opening

Wireless network operators presently administrate official content services to avoid inappropriate content. However, the Ministry of Public Management, Home Affairs, Posts and Telecommunications is requesting that restrictions be lifted and markets be opened up in the areas of 1) portal services, 2) the Internet services provider business, 2) billing services, and 4) user ID (UID). Opening up these markets could detrimentally affect our business performance.

8-12 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, president and CEO, Tetsuya Sanada, executive vice president and CTO, and other senior management staff play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

8-13 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

8-14 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

8-15 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Persons who are deemed to have obtained key information from these documents could possibly be designated recipients of primary information for 12 hours after the public announcement of performance as provided for by the insider trading regulations stipulated in Article 166, Clause 3 of the Securities and Exchange Law and Article 30 of its enforcement regulations. Receivers of these documents are cautioned that recipients of primary information are prohibited from buying or selling shares of the Company for 12 hours after the public announcement.

CYBIRD IP Content Services List

as of September 30, 2003

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1				¥100/¥300	06/01/00	1
	TFM Chakushin Melody	1				¥100/¥300	12/03/01	1
	Keigoe Tsukuro ♪					¥200	05/07/02	1
		2	0	0	0			3
Wallpaper/ Screensaver	Cool Screen	1				¥100	02/01/00	1
	Prinet					¥300	05/01/00	1
	Chaku Kyara!	1				¥100	08/01/00	1
	Machiuke Tsukuro ♪	1				¥200	10/02/00	1
	Appli Machiuke Tokeiya-san	1				¥200	01/26/01	1
	Digital Tokoro-san	1				¥200	08/05/02	1
	Chekira	1				¥200	12/02/02	1
	Star Wars mobile	1				¥300	12/02/02	1
	Sa-para	1				¥300	12/16/02	1
	Inuyasha	1				¥300	03/17/03	1
	DETECTIVE CONAN					¥200/¥0	04/21/03	1
		9	0	0	0			11
Game	Robo☆Robo	1				¥300	05/01/00	1
	Kensho Puzzler	1				¥300	11/06/00	1
	@Baka Games!	1				¥300/¥0	03/04/02	1
	EA Sports 2002 FIFA World Cup	1				¥300	04/15/02	1
	Cybird Style					¥0	06/17/02	1
	Game no Dendoo	1				¥300	11/05/02	1
		5	0	0	0			6
Fortune-telling	Kagami Ryuji no Shinrisenseijutsu	1				¥200	12/01/99	1
	Anata no Nedan?					¥100	08/01/00	1
		1	0	0	0			2
Others	Namiaru?	1	1			¥300	02/22/99	1
	Tsuri-King					¥300	05/01/00	1
	Wine-Wine					¥300	06/01/00	1
	TV Panic Game Store					¥0	02/01/00	1
	TOYS"R"US					¥0	09/01/03	1
	CINEMA IMAGICA		1			¥300	10/07/02	1
	Stardust WEB	1				¥300	02/01/00	1
	Popteen-net	1				¥190	07/03/00	1
	Chinami Shimizu and OL iinkai					¥200	12/02/00	1
	i Takarazuka Kageki	1				¥300	01/22/01	1
	Neko no Jikan					¥200	01/04/00	1
	Ke-tai ZDNet	1				¥300	12/02/02	1
	i-mode Benri Dial					¥0	02/22/99	1
	i-mode Benri Memo					¥0	02/22/99	1
	Kankon-Sosai Dictionary					¥0	02/22/99	1
		5	2	0	0			15
Sub Total		22	2	0	0			
								37

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound					¥315	11/01/00	1
	TFM Chakushin Melody					¥105/¥32 ¥315/¥26	10/23/01	1
		0	0	0	0			2
Wallpaper/ Screensaver	@Chaku Kyara Club					¥100/¥210	02/01/00	1
	Prinet					¥315	09/20/00	1
	@Chaku Kyara Benri Tokei	1				¥210	07/12/01	1
	Chekira					¥210	03/03/03	1
	Inuyasha					¥315	03/19/03	1
	Star Wars mobile	1	1			¥315	04/03/03	1
	DETECTIVE CONAN					¥210	07/03/03	1
		2	1	0	0			7
Game	Mini-game ☆ Tengoku!	1				¥315	08/16/01	1
	Idol Koisiyo ♪		1			¥315	10/11/01	1
	Kensho Puzzler	1				¥315	12/13/01	1
	Robo☆Robo	1				¥315	12/19/02	1
		3	1	0	0			4
Fortune-telling	Anata no Nedan? DX					¥210/¥52	07/05/01	1
	Super Tarot Uranai	1				¥210	07/10/01	1
	Super Kyosho Uranai	1		1		¥210	12/12/01	1
		2	0	1	0			3
Others	Tsuri-King					¥315	09/13/00	1
	TV Panic Game Store					¥0	10/03/00	1
	CINEMA IMAGICA		1			¥315	12/04/01	1
	@AJA					¥300	02/01/00	1
	@AJA Mypage					¥210	11/15/00	1
	@AJA Toukou Paradise					¥150	12/14/00	1
	@AJA Chattomo	1				¥210	07/06/01	1
	Cybird Style					¥0	10/23/02	1
	Ke-tai ZDNet					¥315	01/16/03	1
	Namiaru?					¥315	03/19/03	1
	Mobile Takarazuka					¥315	08/07/03	1
		1	1	0	0			11
Sub Total		8	3	1	0			
								27

Operator: J-SKY

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound					¥100/¥300	12/04/00	1
	TFM Chakushin Melody					¥100/¥30 ¥300/¥25	09/03/01	1
	Keigoe Tsukuro ♪					¥200	12/03/01	1
		0	0	0	0			3
Wallpaper/ Screensaver	Chaku Kyara!					¥100 ¥200	12/10/99	1
	Prinet					¥300	08/01/00	1
	Digital Tokoro-san	1				¥200	01/15/02	1
	Chekira	1				¥200	12/02/02	1
	Star Wars mobile	1			1	¥300	12/02/02	1
	3D Machiuke Johokyoku	1				¥200	12/01/02	1
	Inuyasha	1				¥300	03/03/03	1
	DETECTIVE CONAN					¥200	05/14/03	1
		5	0	0	1			8
Game		0	0	0	0			0
Fortune-telling	Super Tarot Uranai					¥200	12/10/99	1
	Nandemo Shindan					¥300	12/10/99	1
	Mademoiselle Ai, Ai no Hoshiuranai					¥200	09/01/00	1
		0	0	0	0			3
Others	J Takarazuka Kageki					¥300	11/01/01	1
	Saikyo no Kaigai Joho					¥300	12/10/99	1
	Himitsu no Denwacho					¥0	12/10/99	1
	@AJA					¥300	09/01/00	1
	@AJA Mypage					¥200	09/01/00	1
	Tsuriking	1				¥300	01/15/03	1
	Ke-tai ZDNet					¥300	03/03/03	1
		1	0	0	0			7
Sub Total		6	0	0	1			
								21

Operator: H"LINK

Genre	Content's Title	Java	Motion Picture	GPS	English	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone								0
Wallpaper/ Screensaver								0
Game								0
Fortune-telling								0
Others	@AJA Channel					¥10	04/02/99	1
								1
Sub Total								
								1

Grand Total	86

File No.82-5139

03 DEC -5 AM 7:21

<Translation>

JASDAQ

Results of Operation, Interim Period ended September 30, 2003 (Non-Consolidated)

November 20, 2003

Cybird Co., Ltd.
Security Code: 4823, JASDAQ
(URL: http://www.cybird.co.jp/english/investor/index.html)
Representative: Kazutomo Robert Hori
President and CEO
Contacts: Tomosada Yoshikawa
Senior Vice President
Registered issues
Head office: Tokyo
Tel.: 81-3-5785-6110

Date of Approval by Board of Directors: November 20, 2003
Interim Dividend Plan: yes
Adoption of US GAAP: Not Applicable

1. Non-Consolidated Results, Interim Period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

(1) Non-Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2003	4,412 (6.8)	-57 (—)	-53 (—)
Interim ended September 30, 2002	4,130 (38.5)	629 (139.1)	630 (137.7)
Year ended March, 2003	8,721	1,259	1,259

	Net Income	Net Income per Share
	Millions of yen (%)	Yen
Interim ended September 30, 2003	-106 (—)	-1,682.52
Interim ended September 30, 2002	704 (132.8)	22,516.61
Year ended March, 2003	1,029	16,336.88

Note 1. Average Number of Shares Issued
Interim period ended September 30, 2003 63,584 shares
Interim period ended September 30, 2002 31,301 shares
FY ended March 31, 2003 63,004 shares

2. Change of Accounting Method Not Applicable

3. "%" shows increase / decrease of each item, compared with previous Interim

(2) Dividend

	Interim Dividend per Stock	Annual Dividend per Stock
	Yen	Yen
Interim ended September 30, 2003	—	—
Interim ended September 30, 2002	—	—
Year ended March, 2003	—	—

(3) Financial Conditions (Unit: million of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2003	6,576	5,290	80.4	83,132.87
September 30, 2002	6,100	5,012	82.2	158,436.10
Year ended March, 2003	7,061	5,377	76.1	84,655.90

Note 1. Number of shares issued as of the Interim (Fiscal Year) end
Interim ended September 30, 2003 63,639 shares
Interim ended September 30, 2002 31,640 shares
FY ended March 31, 2003 63,519 shares

2. Number of treasury stocks as of the Interim (Fiscal Year) end Nil

<Translation>

2. Non-consolidated Earnings Forecasts for Fiscal Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Year ended March, 2004	9,400	220	100

(Reference) Net Income per Share (Year ended March 31, 2004) 1,571.36 yen

The above-mentioned earnings forecasts for FY ended March, 2004 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.